ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

ING Map Plus NP^{SM}

Supplement dated May 9, 2007 to your current variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI) and replaces the supplement dated April 30, 2007. Please read it carefully and keep it with your current variable annuity Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

NOTICE OF FUND SUBSTITUTIONS

Effective July 27, 2007, and pursuant to applicable regulatory approvals, ING Life Insurance and Annuity Company (the "Company") and Variable Annuity Account C (the "Separate Account") will replace certain funds in which the subaccounts of the Separate Account invest (the "Replaced Funds") with certain other funds (the "Substitute Funds") as follows:

Replaced Funds	Substitute Funds
Baron Asset Fund	ING Baron Asset Portfolio (S Class)
Baron Growth Fund	ING Baron Small Cap Growth Portfolio (S Class)
Fidelity Advisor Mid Cap Fund (Class T)	ING FMR^{SM} Diversified Mid Cap Portfolio (Class S)
Legg Mason Value Trust, Inc. (Primary Class)	ING Legg Mason Value Portfolio (Class S)
Lord Abbett Affiliated Fund (Class A)	ING Lord Abbett Affiliated Portfolio (Class I)
Oppenheimer Main Street Fund (Class A)	ING Oppenheimer Main Street Portfolio (Class S)
Pioneer Equity Income VCT Portfolio (Class I)	ING Pioneer Equity Income Portfolio (Class I)
Pioneer Fund VCT Portfolio (Class I)	ING Pioneer Fund Portfolio (Class I)
Pioneer Mid Cap Value VCT Portfolio (Class I)	ING Pioneer Mid Cap Value Portfolio (Class I)
Templeton Growth Fund, Inc. (Class A)	ING Templeton Global Growth Portfolio (Class I)
UBS U.S. Small Cap Growth Fund (Class A)	ING UBS U.S. Small Cap Growth Portfolio (S Class)

Addition of New Funds.

In order to facilitate the substitutions, the following Substitute Funds will be made available under certain contracts on July 27, 2007:

ING Lord Abbett Affiliated Portfolio (Class I)
ING Pioneer Equity Income Portfolio (Class I)
ING Pioneer Fund VCT Portfolio (Class I)
ING Pioneer Mid Cap Value Portfolio (Class I)
ING Templeton Global Growth Portfolio (Class I)

These Substitute Funds will only be added to those contracts offering the corresponding Replaced Funds as of the effective date of the substitutions, and will not be available under any other contracts.

Subaccount Administrative Adjustment Charge

Amounts invested in certain of the Substitute Funds will be subject to an additional subaccount administrative adjustment charge ("subaccount charge"), as described in your Contract Prospectus and Contract Prospectus Summary. The subaccount charge for each Substitute Fund is equal to or less than the subaccount charge for the corresponding Replaced Fund.

Effective July 27, 2007, the subaccount charge for each impacted Substitute Fund is as follows:

Fund	Subaccount Charge
ING FMR^{SM} Diversified Mid Cap Portfolio (Class S)	.05%
ING Legg Mason Value Portfolio (Class S)	.10%
ING Lord Abbett Affiliated Portfolio (Class I)	.20%
ING Oppenheimer Main Street Portfolio (Class S)	.10%
ING Pioneer Equity Income Portfolio (Class I)	.35%
ING Pioneer Fund Portfolio (Class I)	.35%
ING Pioneer Mid Cap Value Portfolio (Class I)	.35%
ING Templeton Global Growth Portfolio (Class I)	.20%

The remaining Substitute Funds are not subject to a subaccount charge.

Important Information about the Substitutions.

- Effective July 27, 2007, the subaccounts which invest in the Replaced Funds will no longer be available through your variable annuity contract.
- Prior to the effective date of the substitutions and for thirty days thereafter you may transfer amounts allocated to a subaccount which invests in a Replaced Fund to any other subaccount or any available fixed account free of charge and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.
- On the effective date of the substitutions, existing investments and ongoing allocations to a subaccount which invests in a Replaced Fund will be automatically reallocated to the subaccount which invests in the corresponding Substitute Fund. Thereafter, all future allocations directed to a subaccount which invested in a Replaced Fund will be automatically allocated to the corresponding Substitute Fund.
- The investment objective and policies of each Substitute Fund are the same as, similar to or consistent with the investment objective and policies of the corresponding Replaced Fund. The investment objective of each Substitute Fund is more fully described in each Substitute Fund's prospectus.
- A prospectus for each of the Substitute Funds has previously been sent to you or accompanies this supplement. Read these materials carefully before deciding what to do with amounts allocated to subaccounts which invest in the Replaced Funds. Should you need additional prospectuses, please call the number listed in your Contract Prospectus under "Contract Overview – Questions: Contacting the Company" or the Investment Options section of your Contract Prospectus Summary.
- **Although the total expenses of each Substitute Fund (including the impact of any applicable subaccount charges) are less than or equal to the total expenses of the corresponding Replaced Fund, you should know that the Company and its affiliates expect to collectively receive higher levels of revenue from each Substitute Fund than from the corresponding Replaced Fund. This additional revenue is primarily realized in the form of management and service fees the Substitute Funds will pay to certain of the Company's affiliates (the prospectus applicable to each Substitute Fund details these amounts). By contrast, the corresponding fees of the Replaced Funds are paid to non-ING entities. The Company therefore has a financial incentive to proceed with the substitution.**

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.